EXHIBIT 12.1

REYNOLDS AMERICAN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

(Unaudited)

	For the Nine Months Ended September 30,		For The Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings before fixed charges:
Income from continuing operations before income taxes	$1,768	$1,725	$2,186	$2,205	$1,522	$643	$2,202
Deduct: Income on equity investment	—	—	—	—	—	(1)	(13)

	1,768	1,725	2,186	2,205	1,522	642	2,189
Interest and debt expense (1)	170	165	221	232	251	275	338
Interest portion of rental expense(2)	5	5	6	7	7	7	7

Earnings before fixed charges	$1,943	$1,895	$2,413	$2,444	$1,780	$924	$2,534

Fixed charges:
Interest and debt expense (1)	$170	$165	$221	$232	$251	$275	$338
Interest portion of rental expense (2)	5	5	6	7	7	7	7

Total fixed charges	$175	$170	$227	$239	$258	$282	$345

Ratio of earnings to fixed charges (3)	11.1	11.1	10.6	10.2	6.9	3.3	7.3

(1)

Interest and debt expense includes interest on indebtedness, amortization of debt discount and expenses, and excludes interest related to reserves for income taxes, as such interest is included in provision for income taxes.

(2)	One-third of rent expense is the portion deemed representative of the interest factor.
(3)	Based on unrounded amounts.